SCHNEIDER WEINBERGER & BEILLY LLP
2200 Corporate Boulevard, N.W.
Suite 210
Boca Raton, Florida  33431

telephone (561) 362-959
email: jim@swblaw.net

January 20, 2011

'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

Attention:	Amanda Ravitz, Legal Branch Chief
J. Nolan McWilliams

Re:	International Paintball Association, Inc. (the “Company”)
Amendment No. 3 to the Registration Statement on Form 10
Filed June 7, 2010
File No. 000-53464

Ladies and Gentlemen:

This firm is counsel for the Company in connection with the above-referenced registration statement.  The Company is in receipt of the staff’s letter of comment dated July 2, 2010 on the above-referenced filing.  Following are the Company’s responses to such comments.  Contemporaneously, the Company has filed Amendment No. 4 to the above referenced registration statement.  Under separate cover we are providing Mr. McWilliams with a marked copy of Amendment No. 4, keyed to these responses; page number references in the Company’s responses below are to pages in the keyed amendment.

General

1.	It does not appear that you have included interim financial statements in your most recent amendment. Please revise accordingly or advise.

RESPONSE:         Amendment No. 4 to the Form 10 has been revised throughout to include interim financial information and financial statements for the period ended September 30, 2010

2.
We note that your Form 10 continues to contain extensive marketing language and jargon that is not appropriate for an investor disclosure document.  As previously requested in comments 10-11 of our letter dated November 12, 2008, comment 6 of our letter dated May 4, 2009, and comment 30 of our letter dated February 16, 2010, revise your document to remove marketing language and jargon.

RESPONSE:         Amendment No. 4 has been revised to remove marketing language and jargon.

3.	Please revise throughout to consistently present loss figures by use of parenthesis.

RESPONSE:         Amendment No. 4 has been revised throughout to consistently present loss figures by use of parenthesis.  Please see pages 4 and 27.

4.
Revise throughout to present a realistic picture of your business as it is today.  In particular, refrain from saying that you products, services or plans will have some effect or quality when they are merely anticipatory in nature.  Instead, clarify that you hope, believe or expect that these qualities or effects will occur.

RESPONSE:         Amendment No. 4 has been revised to both present a realistic picture of the Company’s business as it is today, as well as to reorganize certain of the disclosure within the Business section in an effort to provide a more succinct and easily understood description of the Company’s business plan and to remove repetitive disclosure.  Please see pages 3 through 24.

Item 1.           Business

General, page 1

5.
Please revise to disclose that you are currently have $487,500 of outstanding notes payable that are overdue and that you have not completed arrangements to rectify the deficiency.  In this regard, provide more specifics about the statement that you are “in the process of raising financing” here and on page 7 in light of this significant overdue debt and continuing losses.

RESPONSE:         In accordance with the Company’s response to comment 4 above, Amendment No. 4 has been revised to eliminate the reference to the notes in the Business section and expand the discussion with Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Please see page 38.  In addition, given the uncertainty regarding the Company’s ability to raise capital, the references to future capital raising activities have been qualified.

6.
Revise to discuss why you believe that your business plan will be successful at this time, when you have not been able to realize your business plan since inception.  Please address in this discussion the current recessionary trends, including possible reduced consumer spending on recreation and leisure, and the fact that your “test events” occurred six years ago.

RESPONSE:         Amendment No. 4 has been revised to reflect the uncertainties associated with the Company’s business plan, particularly in light of reduced consumer spending.  Please see page 5.

Description of Business Plan, page 2

7.	Pleas revise to explain and substantiate your statement that paintball market possesses “great unrealized consolidation possibilities.”

RESPONSE:         The reference to “great unrealized consolidation possibilities” has been removed from Amendment No. 4.  Please see page 4.

8.	If you have reached agreement with “talent” to promote your current venture, please disclose. Otherwise delete these references.

RESPONSE:         As the Company has not reached any agreements with “talent” the reference has been deleted.  Please see page 4 of Amendment No. 4.

9.	Please revise to briefly explain what “proofs of concept tournaments” means.

RESPONSE:         This language has been deleted from Amendment No. 4.  Please see page 4.

10.	Please revise to explain what commitments have required unwinding and disclose wither IPA is subject to outstanding liabilities as a result.

RESPONSE: Amendment No. 4 has been revised to add disclosure under Item 1. Business - Our History, on page 24 regarding the Company’s acquisition of assets of a business in 2004 which resulted in litigation between the parties.  This litigation was settled in 2005, with the consideration tendered by the Company to the sellers being returned to the Company and the sellers agreeing to pay the Company $15,000 in settlement of the litigation. Copies of the Asset Purchase Agreement and Release and Settlement Agreement have been filed as Exhibits 10.4 and 10.5, respectively, to Amendment No. 4.  The Company is not subject to any outstanding liabilities as a result of this transaction or any other transaction.

11.	Please revise to explain the “success” of your earlier efforts and what “early assessments” were validated.

RESPONSE:         The cited language has been removed from Amendment No. 4.  Please see page 5.

12.
We note your new disclosure in the first paragraph on page 4.  Please revise to reconcile your disclosure here with disclosure in the risk factor on page 22 that suggests that growth in the paintball industry has slowed substantially because of the recession.

RESPONSE:         The requested revision has been made to the disclosure which formerly appeared on page 4.  Please see page 5 of Amendment No. 4.

13.	Please file the contract to rebuild your website as an exhibit to your next amendment registration statement or revise.

RESPONSE:         Amendment No. 4 has been revised to clearly disclose that the Company has yet to enter into a contract to rebuild its website.  Please see page 12.

International Paintball’s Proposed Line of Business, page 5

14.
We note your response to our prior comments 8 and 9.  Please revise to reconcile the product revenue and service revenue penetration with the table on page 6 or advise.  Also, please revise to explain the significance of your penetration numbers.

RESPONSE:         In accordance with revisions made in response to comments 2, 4 and 6, these tables have been removed from Amendment No. 4 and language has been inserted which discloses that the Company is presently unable to estimate what percentage of its future revenues, if any, will be attributable to either proposed line of its business.  Please see page 5.

Product-Based Business, page 6

15.
Please delete the phrase “positive gross margins” in the third paragraph on page 7 as you have not reached any agreements and thus it is currently unknowable whether you will be able to generate positive gross margins.

RESPONSE:         As requested, the phrase has been deleted.  Please see page 15 of Amendment No. 4.

16.	Please remove discussions on your private placement memorandum on page 8 as this is not an offering document.

RESPONSE:         As requested, the reference has been deleted.  Please see page 15 of Amendment No. 4.

Affiliations with Parks & Facilities, page 14

17.
We note your response to prior comment 17 and reissue.  In light of your disclosure in this subsection, tell us how you believe you will be able to begin generating revenues during the third quarter of 2010.

RESPONSE:         The Company has removed the language regarding any anticipated date for generating revenues and added disclosure that its ability to ever generate revenues is subject to its ability to raise additional capital.  Please see pages 4 and 8 of Amendment No. 4.  In addition, additional language has been added to explain why the Company is unable to estimate facility fees.  Please see page 8.

Spectator Revenue Goal, page 14

18.	Either revise to disclosure your timeframe and budget for generating spectator and media revenues or clarify that this is currently an aspirational goal.

RESPONSE:         Amendment No. 4 has been revised to disclose the uncertainty surrounding any future spectator or media revenues.  Please see page 11.

Pricing Strategy, page 16

19.
We note your response to our prior comment 20 and reissue it in part.  Please provide market pricing comparisons for the Competitors and Pro registration fees or explain why there is not comparable pricing information.

RESPONSE:         The Company has included the requested additional information in Amendment No. 4.  Please see page 10.

Promotional Strategy, page 17

20.	Please revise the third paragraph to substantiate your statement that you will have volume buying power and explain what you mean by “sales conversions.”

RESPONSE:         The cited disclosure has been removed from Amendment No. 4.  Please see page 23.

21.	We note your response to our prior comment 21 and reissue in part. Please provide substantiation for your belief that parks will pay you fees to host IPA-sponsored events.

RESPONSE:         The cited disclosure has been removed from Amendment No. 4.  Please see page 23.

Competition in the Services Segment, page 18

22.
Please revise to make clear that the competitive advantages you claim are aspirational as you have not commenced operations.  Also, if you are aware of barriers that have prevented other paintball associations from achieving the goals you aspire to achieve, disclose these barriers and discuss how your business model is designed to overcome them.

RESPONSE:         In accordance with revisions made in response to comments 2, 4 and 6, the reference to any competitive advantages management of the Company may believe exists have been removed from Amendment No. 4.  Please see page 21.  Supplementally, please be advised that the Company is not aware of any barriers that have prevented other paintball associations from achieving the goals it aspires to achieve.

Risk Factors, page 20

We Will Depend on Management, page 20

23.
We note your response to our prior comment 23.  Please set forth the risks related to your principals’ lack of public company experience in a separate risk factor.  In addition, update this risk factor to discuss the resignations of Messrs. Huitt and Martinez.

RESPONSE:         The requested revisions have been made.  Please see page 26 of Amendment No. 4.

Plan of Operations, page 26

24.
We note your response to prior comment 29 and reissue.  Please revise to ensure that your new disclosure reconciles with the disclosure beginning on page 5.  Consider combining the section with the earlier plan of operation section for ease of readability and to limit repetition.  For example, it appears that the budge table and narrative on pages 26 and 27 relates to the timeline chart on page 8.

RESPONSE:         Amendment No. 4 contains revisions which eliminated the repetitive disclosure in the Business section to concentrate the Plan of Operations discussion within Item 2.  Please see pages 14 through 17.  In addition, in accordance with revisions made in response to comment 4, certain of the detail regarding operational timelines and anticipated expenditures has either been deleted or qualified to reflect the uncertainties relates to same given that the Company is dependent upon future capital raises to continue to implement its business model.  Please see pages 31 through 33 of Amendment No. 4.

25.	In this regard, please reconcile your operating budgets in this section with the budgets you present on page 9 or advise, as it appears that the numbers to do not tie.

RESPONSE:         The disclosure which previously appeared on page 9 has been removed from Amendment No. 4.  Please see page 16.

Summary of 2008 and 2009 Activities, page 29

26.	Please remove this subsection as it appears to duplicate disclosure elsewhere in the document.

RESPONSE:         The requested revision has been made.  Please see page 35 of Amendment No. 4.

Liquidity and Capital Resources, page 30

27.	Revise your liquidity discussion and other applicable portions of your MD&A section to reflect your most recent interim period. Refer to Item 303(b) of Regulation S-K.

RESPONSE:         The requested revisions have been made.  Please see pages 36 through 38 of Amendment No. 4.

28.
We note your response to prior comment 32 and reissue.  File the original promissory notes and any amendments or agreements to extend or convert the notes as exhibits or explain why these are not material contracts.  Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:         The form of bridge note and the amendment to the J.H. Brech, LLC note have been filed as exhibits to Amendment No. 4.

We trust the foregoing and Amendment No. 4 sufficient responds to the staff’s comments.  The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:           Ms. Brenda Webb